May 24, 2006

Re:	Tesoro Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 1-3473
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
Washington, D.C. 20549-0405
Attention: Ms. Jill S. Davis
     By letter dated May 9, 2006, Tesoro Corporation, a Delaware corporation (the “Company”), received comments from the Staff of the Commission relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-3473 (the “2005 10-K”). We are filing this letter in response.
     For your convenience, we have reproduced each of the comments contained in the Staff’s letter of May 9, 2006, with the numbers to the left of each item corresponding to the numbers contained in such letter. Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2005 10-K or modify its current financial statement presentation.
Deferred Maintenance Costs, page 45
1.	We note you recorded long-lived catalysts as a component of Deferred Maintenance Cost. Tell us why you believe these costs represent “deferred maintenance” rather than an operating supply cost. We understand that various forms of catalysts used in refining such as distillate catalysts are used to facilitate the conversion process and are not reusable, except for metals recycling purposes.
Response: We account for our planned major maintenance activities, including long-lived catalysts change-outs, using the deferral method described in AICPA Industry Audit Guide, Audits of Airlines. We believe that long-lived catalyst expenditures that benefit future financial reporting periods are assets, and the costs incurred should be deferred and amortized over the estimated future periods of benefit, if more than one year. We considered the three essential characteristics of assets as outlined in FASB Concepts Statement No. 6, paragraph 26, in determining our accounting treatment of long-lived catalysts. Per paragraph 26, “An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash

Securities and Exchange Commission
May 24, 2006

inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.” We believe long-lived catalyst expenditures meet all of the above characteristics as follows:
(a)	There is future benefit by restoring or enabling future production that contributes to net cash in-flows.

(b)	The Company controls and uses the catalysts.

(c)	The event (catalyst change-out and related costs incurred) has occurred.
Catalysts are changed out at periodic intervals when the quality of the catalyst has deteriorated beyond its prescribed function. The change-out is typically performed in connection with a scheduled maintenance turnaround. Approximately half of the catalysts we use are returned to the vendor to be refurbished with the remainder being disposed of.
Asset Retirement Obligations, page 56
2.	We note your accounting policy disclosure that indicates you cannot make reasonable estimates of the fair value of some retirement obligations. It is unclear to us why certain obligations you discuss cannot be reasonably estimated. Please tell us if you maintain the refineries and replace component parts at regular intervals. If true, please refer to FASB Interpretation 47, and tell us why you do not believe these obligations should be accrued.
Response: As noted on pages 56 and 57 of our 2005 10-K, “[w]e cannot currently make reasonable estimates of the fair values of some retirement obligations. These retirement obligations primarily include (i) hazardous materials disposal, site restoration, removal or dismantlement requirements associated with the closure of our refining and terminal facilities or pipelines, (ii) hazardous materials disposal and other removal requirements associated with the demolition of certain processing units, building, tanks or other equipment and (iii) removal of tanks at our owned retail sites at or near the time of closure. We cannot estimate the fair value for these obligations primarily because we cannot reasonably estimate settlement dates or a range of settlement dates associated with these assets.”
A settlement date or range of settlement dates is required to reasonably estimate the fair value of an asset retirement obligation using an expected present value technique. Paragraph 5 of FASB Interpretation 47 states that an entity would have sufficient information to apply an expected present value technique if either one of two conditions exists. First, the settlement date and method of settlement for the obligation have been specified by others. The settlement dates for our retirement obligations outlined above have not been specified by others including laws, regulations or contracts. Second, information is available to reasonably estimate (1) the settlement date or the range of potential settlement dates, (2) the method of settlement or potential methods of settlement, and (3) the probabilities associated with the potential settlement dates and potential methods of settlement. In accordance with paragraph 5(b) of FASB

Securities and Exchange Commission
May 24, 2006

Interpretation 47 we considered all relevant facts and circumstances including our past practice, industry practice, management’s intent and estimated economic lives to estimate settlement dates or a range of settlement dates. On page 57 of our 2005 10-K we described why the fair value of certain retirement obligations cannot be reasonably estimated due to indeterminate useful lives. “We believe that these assets have indeterminate useful lives which preclude development of assumptions about the potential timing of settlement dates based on the following: (i) there are no plans or expectations of plans to retire or dispose of these core assets; (ii) we plan on extending these core assets’ estimated economic lives through scheduled maintenance projects at our refineries and other normal repair and maintenance and by continuing to make improvements based on technological advances; (iii) we have rarely or never retired similar assets in the past; and (iv) industry practice for similar assets has historically been to extend the economic lives through regular repair and maintenance and technological advances.”
We believe the facts and circumstances outlined above and in our 2005 10-K are similar to those in Example 3 in Appendix A to FASB Interpretation 47. Per paragraph A9, “[t]he entity believes it does not have sufficient information to estimate the fair value of the asset retirement obligation because the settlement date or the range of potential settlement dates has not been specified by others and information is not available to apply an expected present value technique.”
We periodically shut down refinery processing units for scheduled maintenance, or turnarounds. We noted on page 57 of the 2005 10-K that we plan on extending our core assets’ estimated economic lives through scheduled maintenance projects at our refineries and other normal repair and maintenance and by continuing to make improvements based on technological advances. We have not historically replaced component parts of our refineries during regular intervals. Component parts have rarely been replaced during turnarounds and other normal repair and maintenance activities. Substantially all of the costs incurred during turnarounds for hazardous materials disposal and other cleanup obligations are for assets remaining in service, not for the replacement of component parts. On page 57 of the 2005 10-K we noted that “we have not historically incurred significant retirement obligations for hazardous materials disposal or other removal costs associated with our scheduled maintenance projects.” During 2005 and to-date in 2006, we have performed five scheduled turnarounds at four of our six refineries. Two of the turnarounds were at our largest refinery. In connection with these turnarounds, we incurred average hazardous materials disposal and other retirement obligations of less than $180,000 per turnaround.
As described on pages 56 and 57 of the 2005 10-K, we have recorded $44 million of asset retirement obligations for requirements imposed by certain regulations pertaining primarily to hazardous materials disposal and other cleanup obligations associated with projects at our California refinery to retire certain above-ground storage tanks and modify our existing coker unit to a delayed coker. Besides the assets identified at our California refinery, there are no plans or expectations of plans to retire or dispose of our core assets.
As noted above, we have rarely replaced component parts of our refineries. In addition, we have not incurred material retirement obligations in connection with our scheduled maintenance turnarounds. With the exception of the assets identified at our California refinery, there are no

Securities and Exchange Commission
May 24, 2006

plans or expectations of plans to retire or dispose of our core component refinery assets. Based on these facts we do not believe that our retirement obligations with regard to maintenance activities and the replacement of component parts should be accrued.
Revenue Recognition, page 58
3.	We note your disclosure that indicates you have entered into a number of refined product sales and purchases transactions with the same counterparty that have been entered into in contemplation with one another and that these amounts are presented on a gross basis pending your adoption of EITF 04-13. Please refer to our industry letter dated February 11, 2005 and modify your financial statement presentation accordingly. The industry letter can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgas021105.htm
Response: In preparing our 2005 10-K, we consulted the SEC industry letter dated February 11, 2005 with regard to disclosure requirements for sales and purchases transactions with the same counterparty that had been entered into in contemplation with one another. The SEC industry letter states “[i]f the amounts are not material enough for disclosure on the face of the statements of operations, you should disclose the amounts in a footnote.” In accordance with the SEC industry letter, we disclosed our refined product sales and purchases amounts in our notes to the financial statements on page 60 of the 2005 10-K. Page 58 of our 2005 10-K references the sub-heading “New Accounting Standards and Disclosures” for further information. As disclosed on page 60 of the 2005 10-K, our refined product sales associated with these arrangements totaled $670 million in 2005 (only 4% of reported revenues totaling $16.6 billion) and $623 million in 2004 (only 5% of reported revenues totaling $12.3 billion). In addition, we disclosed that our related purchases of refined products totaled $637 million in 2005 (only 4% of reported costs of sales and operating expenses totaling $15.2 billion) and $619 million in 2004 (only 6% of reported costs of sales and operating expenses totaling $11.2 billion). Sales and purchases information for 2003 was unavailable as disclosed in the notes. Due to the immaterial effect of these transactions on a gross basis, we believe the disclosure of the amounts of these transaction in the notes to the financial statements is adequate and no additional disclosure on the face of our statements of consolidated operations is necessary in our 2005 10-K.
     The Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	Staff comments or change to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 24, 2006

     We would be pleased to discuss any questions or comments the Staff may have regarding our responses set forth above to the comments contained in the Staff’s May 9, 2006 letter. Please direct any comments or questions regarding the responses to the Staff’s comments to Gregory A. Wright, the Company’s Executive Vice President and Chief Financial Officer, at (210) 283-2440 or by facsimile at (210) 283-2345.

Very truly yours,

/s/ GREGORY A. WRIGHT

Gregory A. Wright
Executive Vice President and
Chief Financial Officer
cc: Mr. Kevin Stertzel (Securities and Exchange Commission)